

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Oluyemi Okupe
Chief Financial Officer
Hims & Hers Health, Inc.
2269 Chestnut St., #523
San Francisco, CA 94123

> **Re: Hims & Hers Health, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-38986**

Dear Oluyemi Okupe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services